UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NUO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	23-3011702
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

207A Perry Parkway, Suite 1 Gaithersburg, MD 20877	20877
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.0001 par value per share.

Item 1 Description of Registrant’s Securities to be Registered.

Overview

As previously reported on a Form 8-K filed by Nuo Therapeutics, Inc. (the “Registrant”), on January 26, 2016, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), which is being administered under the caption “In re: Nuo Therapeutics, Inc.”, Case No. 16-10192 (MFW).

On April 25, 2016, the Bankruptcy Court entered an Order Granting Final Approval of Disclosure Statement and Confirming Debtor’s Plan of Reorganization, which confirmed the Registrant’s Modified First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as confirmed, the “Plan”). The Plan became effective on May 5, 2016 (the “Effective Date”).

Pursuant to the terms of the Plan, all outstanding equity interests of the Registrant, including but not limited to all outstanding shares of the Registrant’s common stock, $0.0001 par value per share, that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date.

This Registration Statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, the Registrant’s new common stock, par value $0.0001 per share (the “Common Stock”), shares of which were issued on the Effective Date pursuant to the Plan. On the Effective Date, the Registrant (i) filed its Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the State of Delaware and (ii) adopted new By-Laws (the “By-laws”).

The following describes certain matters relating to the Certificate of Incorporation and the By-laws which became effective on the Effective Date, but does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the By-laws, as set forth in the Exhibits to this Registration Statement, which are incorporated by reference in this Item 1.

The Registrant has the authority to issue a total of 32,500,000 shares of capital stock, consisting of: (i) 31,500,000 shares of common stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share, which will have such rights, powers and preferences as the board of directors of the Company (the “Board of Directors”) shall determine. As of the Effective Date, the Board of Directors authorized the creation of a series of preferred stock captioned Series A Preferred Stock (the “Series A Preferred Stock”).

Dividend Rights.

Subject to applicable law and the rights, powers and preferences of the Series A Preferred Stock and any other class or series of preferred stock (to the extent such stock is designated, issued and outstanding), dividends may be paid on the Common Stock, as the Board of Directors shall from time to time determine, out of any assets of the Company available for such dividends.

Voting Rights.

Subject to applicable law and the rights, powers and preferences of the Series A Preferred Stock and any other class or series of preferred stock (to the extent such stock is designated, issued and outstanding), the holders of the Common Stock shall exclusively possess full voting power for the election of directors and for all other purposes. Any holder of Common Stock of the Company having the right to vote at any meeting of the stockholders or of any class or series thereof shall be entitled to one vote for each share of stock held by him, provided that no holder of Common Stock shall be entitled to cumulate his votes for the election of one or more directors or for any other purpose. At all meetings of stockholders for the election of directors, a plurality of the votes cast by holders of shares entitled to vote in the election of directors at the meeting shall be sufficient to elect. Unless otherwise required by applicable law, the Certificate of Incorporation or the By-laws of the Company for approval or ratification of any matter approved and recommended by the Board of Directors, the vote required for approval or ratification shall be a majority of the votes cast on the matter, voted for or against. Stockholders of the Company holding stock representing not less than the minimum number of votes needed to authorize or take an action at a meeting may authorize or take that action by written consent in lieu of a meeting.

Board of Directors.

Subject to applicable law and the rights, powers and preferences of the Series A Preferred Stock and any other class or series of preferred stock (to the extent such stock is designated, issued and outstanding), holders of Common Stock are entitled to elect the Registrant’s directors. Directors shall be elected by a plurality of the votes cast at the annual meetings of stockholders. Each director so elected shall hold office until the next annual meeting and until his successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal. Furthermore, stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of capital stock then entitled to vote in the election of directors.

Liquidation Rights.

In the event of any liquidation, dissolution or winding up of the Company, or any reduction or decrease of its capital stock resulting in a distribution of assets to the holders of Common Stock, subject to applicable law and the rights, powers and preferences of the Series A Preferred Stock and any other class or series of preferred stock (to the extent such stock is designated, issued and outstanding), the holders of the Common Stock shall be entitled to receive, pro rata, all of the remaining assets of the Company available for distribution to its stockholders.

Other Rights and Limitations.

The Common Stock will carry no preemptive or other subscription rights to purchase shares of the Common Stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Shares of Common Stock issued under the Plan shall bear a restrictive legend that prohibits for five years from the Effective Date the use of the issued shares of Common Stock by the holder thereof for purposes of covering a short sale by the holder or any other Person designated by the holder or who maintains the Common Stock on behalf of the holder.

Item 2. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
3.1	Second Amended and Restated Certificate of Incorporation of Nuo Therapeutics, Inc.
3.2	Amended and Restated By-laws of Nuo Therapeutics, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUO THERAPEUTICS, INC.

By:	/s/ David E. Jorden
David E. Jorden
Acting Chief Executive Officer & Acting Chief Financial Officer

Dated  May 10, 2016

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